UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  (Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-9965

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEITHLEY INSTRUMENTS, INC.
28775 AURORA ROAD
CLEVELAND, OHIO 44139

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* * * * *

DECEMBER 31, 2004 AND 2003

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2004	3

Notes to financial statements	4-8

Supplemental schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9
Signature	10

NOTE:	Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

of the Keithley Instruments, Inc.
Retirement Savings Trust and Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
Investments, at fair value (See Note 3)	$39,189,425	$34,978,702
Participant loans	83,489	74,857

Total investments	39,272,914	35,053,559

Receivables:
Employer contribution	484,214	40,240
Participant contributions	245,811	157,628
Dividends	4,751	2,301

Total receivables	734,776	200,169

Cash	—	9,292

Net assets available for plan benefits	$40,007,690	$35,263,020

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:

Investment income:
Net appreciation of investments	$3,704,243
Dividends and interest	349,643

Total investment income	4,053,886

Contributions:
Employer	847,143
Participants	2,687,616

Total contributions	3,534,759

Total additions	7,588,645

Deductions from net assets attributed to:

Distributions to participants	(2,839,534)
Administrative expenses	(4,441)

Total deductions	(2,843,975)

Net increase	4,744,670

Net assets available for plan benefits at beginning of year	35,263,020

Net assets available for plan benefits at end of year	$40,007,690

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.

RETIREMENT SAVINGS TRUST AND PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION:

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Participation

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the “Company”) that have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Plan is administered by the Company (the “Administrator”). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company has the right to settle claims or debts and to defend any claims arising from the operation of the Plan. The Charles Schwab Trust Company (“Schwab”) is the trustee and acts as the custodian of the Plan.

Contributions

Participants may elect to contribute up to 25 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Internal Revenue Code.

The Company may, at its option, match a portion of participants’ voluntary contributions. The Company elected to match 50% and 25% of each dollar of pre-tax contributions up to 6% of participants’ compensation for 2004 and 2003, respectively. The Company has complete discretion to determine its matching contribution, if any, each year.

The Company may make additional supplemental profit sharing contributions to the Plan. All eligible U.S. employees, as defined, may receive these profit sharing contributions if they are actively employed as of December 31. Supplemental profit sharing contributions made to the plan during 2004 were $39,191. No additional supplemental profit sharing contributions were made to the Plan during 2003.

Participant accounts

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant’s contributions and earnings thereon (“Participant Account”) and the other account represents the employer’s contributions, made on behalf of the respective participant, and the earnings thereon (“Employer Account”). Forfeitures of terminated participants’ nonvested employer account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $13,257 and $4,320 were not allocated to participants’ accounts at December 31, 2004 and 2003, respectively, due to forfeitures during each Plan year.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant’s account, subject to certain restrictions.

Participant Loans

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2004, bear interest rates ranging from 6.0 to 10.75 percent per annum. Loans outstanding as of December 31, 2003, bear interest rates ranging from 6.0 to 11.5 percent per annum.

Termination provisions

The Company anticipates and believes that the Plan will continue; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the significant accounting policies of the Plan as sponsored by the Company.

Basis of accounting

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

Benefit distributions

Distributions are recognized during the period in which they are paid to a Plan participant.

Investment valuation and income recognition

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Administrative expenses

Administrative expenses of the Plan are paid by the Company, except for Personal Choice Retirement Account fees and other specific fund expenses.

Risks and uncertainties

The Plan provides for various investment options through the use of mutual funds and personal choice brokerage accounts. Investment securities are exposed to various risks, such as interest rate and market fluctuations. Due to the level of risk associated with certain investment securities, as well as the level of uncertainty related to changes in the value of the investment securities, it is possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 3 — INVESTMENTS:

During 2004, the mix of funds available to participants for investment purposes was changed to allow for easier participant selections and to maintain appropriate diversification. Following the change, 18 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Additionally, participants may choose to invest in any stock listed on a major U.S. exchange, over 1,800 mutual funds, bonds and other fixed-income investments, and money market funds through the use of a Personal Choice Retirement Account.

The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004	2003
Aim Charter Fund	$—	$3,020,161
American Century Growth Fund	—	2,844,527
American Century 20th Century Select	—	3,214,131
Dreyfus Midcap Index Fund	2,097,048	—
Fidelity Magellan Fund	—	4,254,207
FMA Small Company Portfolio	—	1,779,965
INVESCO Total Return Fund	—	1,776,015
Marsico Focus Fund	6,195,589	—
RCM Global Technology	2,607,694	—
Schwab S&P 500 Fund	7,203,355	—
Schwab Stable Value Fund	7,014,289	7,056,465
T. Rowe Price New Horizons Fund	2,225,943	2,094,113
T. Rowe Price Science & Technology Fund	—	2,610,010
Vanguard Small Cap Index Fund	2,016,440	—

NOTE 4 — FEDERAL INCOME TAX STATUS:

On July 17, 2002, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS:

At December 31, 2004 and 2003, the Plan held shares of mutual funds managed by an affiliate of The Charles Schwab Trust Company, Trustee to the Plan. In addition, at December 31, 2004 and 2003, the Plan held 5,974 and 5,009 shares of Keithley Instruments, Inc. common stock, valued at $117,697 and $91,665, respectively. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

Schedule I

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Identity of Issue and Description of Investment	Current Value
	Mutual Funds:
	EuroPacific Growth R3	$1,488,857
	Dreyfus Midcap Index Fund	2,097,048
	Eaton Vance Income Fund	240,023
	Heartland Value Fund	176,690
	Marsico Focus Fund	6,195,589
	PIMCO Total Return Fund Class D	1,110,056
	RCM Global Technology	2,607,694
*	Schwab Managed Retirement 2010	359,502
*	Schwab Managed Retirement 2020	1,504,433
*	Schwab Managed Retirement 2030	109,914
*	Schwab Managed Retirement 2040	19,034
*	Schwab S&P 500	7,203,355
*	Schwab Stable Value Fund	7,014,289
*	Schwab Total Stock Market Index Fund	712,367
	T. Rowe Price New Horizons Fund	2,225,943
	Third Avenue Real Estate Value Fund	523,572
	Van Kampen Comstock Fund Class A	1,356,454
	Vanguard Small Cap Index Fund	2,016,440

	Total Mutual Funds	36,961,260

	Personal Choice Retirement Account:
*	Keithley Instruments, Inc.	117,697
	Other Participant Directed Investments	2,110,468

	Total Personal Choice Retirement Account	2,228,165

*	Participant Loans, interest rates from 6.0% to 10.75 % per annum	83,489

	Total Investments	$39,272,914

(*) Denotes an allowable party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
(Name of Plan)

Date: June 27, 2005	/s/ Mark J. Plush

Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc., Plan Administrator